SEC FILE NUMBER
                                                           0-24548


                             UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C.  20549

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                              FORM 12b-25
                      NOTIFICATION OF LATE FILING

(Check One):  [  ] Form 10-K   [  ] Form 20-F   [  ] Form 11-K
              [X]  Form 10-Q   [  ] Form 10-D   [  ]  Form N-SAR
              [  ] Form N-CSR

                  For Period Ended: October 1, 2006

                [  ] Transition Report on Form 10-K
                [  ] Transition Report on Form 20-F
                [  ] Transition Report on Form 11-K
                [  ] Transition Report on Form 10-Q
                [  ] Transition Report on Form N-SAR

                    For the Transition Period Ended:

         Read Instruction (on back page) Before Preparing Form.
                          Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                        -------------

PART I -- REGISTRANT INFORMATION

Movie Gallery, Inc.
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Full Name of Registrant

N/A
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Former Name if Applicable

900 West Main Street
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Address of Principal Executive Office (Street and Number)

Dothan, Alabama  36301
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [ ]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In connection with the process of reviewing its financial statements for the thirteen and thirty-nine weeks ended October 1, 2006, Movie Gallery, Inc. (the "Company") determined that it was appropriate to review the impact of Statement of Financial Accounting Standards No. 143 "Accounting for Asset Retirement Obligations" as it relates to the accounting treatment for end of term store lease obligations. Because this review involves analyzing the obligations under approximately 5,000 store leases, this delay could not be eliminated by the Company without unreasonable effort or expense.

The Company expects to file its Quarterly Report on Form 10-Q as soon as it has completed this review.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Thomas D. Johnson, Jr.        (334)             677-2108
    ----------------------     -----------      ----------------
           (Name)              (Area Code)      Telephone Number


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

If answer is no, identify report(s). [ X ] Yes  [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ X ] Yes   [   ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the thirty-nine weeks ended October 1, 2006, the Company expects to report total revenue of $1.88 billion and gross profit of $1.16 billion. This is compared to revenue for the thirty-nine weeks ended October 2, 2005 of $1.31 billion and gross profit of $823.9 million. The increases in total revenue and gross profit for the thirty-nine weeks ended October 1, 2006 were attributable primarily to the Company's acquisition in April 2005 of Hollywood Entertainment Corporation. For the thirteen weeks ended October 1, 2006, the Company expects to report total revenue of $583.0 million and gross profit of $363.2 million. This is compared to revenue for the thirteen weeks ended October 2, 2005 of $572.4 million and gross profit of $366.1 million. Because the review of the impact of SFAS 143 as it relates to the accounting treatment for end of term store lease obligations may affect the Company's operating income and net income or loss for the thirteen and thirty-nine weeks ended October 1, 2006, the Company is unable to make a reasonable estimate of operating income and net income or loss at this time.


                         Movie Gallery, Inc.
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             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: November 14, 2006			     By: /S/ Thomas D. Johnson, Jr.
                                             --------------------------------
                                             Thomas D. Johnson, Jr.
                                             Senior Vice President, Corporate
                                             Finance and Business Development,
                                             Interim Chief Financial Officer